INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 23, 2009

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	2,251,997	8,016,183
Marketable securities	28,820	226,432
Amounts receivable	6,364	218,260
Amounts receivable from related parties [Note 11[d]]	5,483	3,689
Prepaid expenses and deposits	29,570	28,360
	2,322,234	8,492,924
EQUIPMENT [Note 4]	57,140	67,103
MINERAL PROPERTIES [Note 5]	15,111,487	16,250,319
	17,490,861	24,810,346
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	144,995	1,245,488
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 10]	2,222,527	2,121,103
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 7]	(188,180)	9,432
DEFICIT	(17,410,881)	(11,288,077)
	17,345,866	23,564,858
	17,490,861	24,810,346

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 12)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director — *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
ADMINISTRATIVE EXPENSES		
Administration fees [Note 11[a]]	645,786	434,071
Amortization	21,021	22,447
Bank charges	4,899	5,364
Foreign exchange (gain) loss	137,589	(3,463)
Investor relations [Note 11[b]]	52,170	600,836
Office and miscellaneous	314,159	242,568
Other exploration expense	221,081	–
Professional fees [Note 11[c][d]]	298,112	212,409
Stock-based compensation	101,424	704,729
Transfer agent and regulatory	21,751	25,971
Travel, promotion and mining shows	84,678	216,282
	1,902,670	2,461,214
Net operating loss before other items	(1,902,670)	(2,461,214)
OTHER ITEMS		
Impairment of mineral properties	(4,336,584)	(97,634)
Interest income	116,450	328,963
Gain on mineral property option	–	158,341
	(4,220,134)	389,670
NET LOSS FOR THE YEAR	(6,122,804)	(2,071,544)
DEFICIT - BEGINNING OF YEAR	(11,288,077)	(9,216,533)
DEFICIT - END OF YEAR	(17,410,881)	(11,288,077)
Net Loss Per Share – Basic and Diluted	$ (0.08)	$ (0.03)
Weighted Average Shares Outstanding	77,109,815	64,391,033

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
Net loss	(6,122,804	(2,071,54
Unrealized loss on available-for-sale investments	(197,612	(151,43
Comprehensive loss	(6,320,416	(2,222,97

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
OPERATING ACTIVITIES		
Net loss for the year	(6,122,804)	(2,071,544)
Less items not affecting cash		
Amortization	21,021	22,447
Mineral property option proceeds	–	(158,341)
Impairment of mineral properties	4,336,584	97,634
Stock-based compensation	101,424	704,729
Change in non-cash components of working capital		
Amounts receivable from related parties	(1,794)	(3,689)
Amounts receivable	211,896	(136,323)
Prepaid expenses and deposits	(1,210)	24,200
Accounts payable and accrued liabilities	(1,100,493)	635,144
NET CASH USED BY OPERATING ACTIVITIES	(2,555,376)	(885,743)
INVESTING ACTIVITIES		
Acquisition of and expenditures on mineral properties	(3,197,753)	(7,398,537)
Acquisition of equipment (net of disposals)	(11,057)	(34,680)
NET CASH USED BY INVESTING ACTIVITIES	(3,208,810)	(7,433,217)
FINANCING ACTIVITIES		
Proceeds from share capital issued	–	13,749,791
Share issuance costs	–	(280,825)
NET CASH PROVIDED BY FINANCING ACTIVITIES	–	13,468,966
INCREASE (DECREASE) IN CASH	(5,764,186)	5,150,006
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	8,016,183	2,866,177
CASH AND CASH EQUIVALENTS – END OF YEAR	2,251,997	8,016,183
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	–	185,000
Share issuance costs	–	135,000
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at December 31, 2008, the Company has working capital of $2,177,239 but has incurred significant losses since inception totalling $17,410,881. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policy

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1506, "Accounting Changes", to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on the Company's financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, "Capital Disclosures", to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on the Company's financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Recent Accounting Pronouncements (continued)

In February 2008, the Accounting Standards Board issued CICA Handbook Section 3064, "Goodwill and Intangible Assets", which replaces CICA 3062, "Goodwill and Intangible Assets", and CICA 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's interim and annual financial statements commencing November 1, 2008. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company's financial statements.

In June 2007, the Accounting Standards Board issued CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", which provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. This standard is effective for the Company's interim and annual financial statements for fiscal years beginning on or after November 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

3. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at December 31, 2008. As at December 31, 2008 the fair market value of the securities held was $28,820 (2007 - $226,432).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2008, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the years ended December 31, 2008 and 2007, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and has no effect on previously reported results.

4. EQUIPMENT

	Cost $	Accumulated Amortization $	2008 Net Book Value $	2007 Net Book Value $
Automotive	31,870	27,784	4,086	13,722
Field equipment	23,827	8,598	15,229	13,412
Furniture and office equipment	94,833	57,008	37,825	39,969
	150,530	93,390	57,140	67,103

5. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2006	2,839,348	261,654	3,276,949	2,429,108	86,542	8,893,601
Acquisition and staking	821,278	22,963	648,871	38,127	10,550	1,541,789
Exploration						
Drilling	3,792,197	–	1,761	324,788	–	4,118,746
Field costs	814,104	263,747	26,780	260,783	26,332	1,391,746
Project management	187,010	–	50,056	–	869	237,935
Other	100,711	555	83,385	6,144	–	190,795
Exploration and related costs 2007	5,715,300	287,265	810,853	629,842	37,751	7,481,011
Option payments received	–	–	–	–	(185,000)	(185,000)
Gain on option payment transferred to income	–	–	–	–	158,341	158,341
Impairment of mineral property costs	–	–	–	–	(97,634)	(97,634)
	–	–	–	–	(124,293)	(124,293)
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	1,083,741	30,822	31,011	40,980	–	1,186,554
Exploration						
Drilling	321,737	–	129,474	585,818	–	1,037,029
Field costs	396,092	58,389	42,940	342,755	–	840,175
Project management	64,301	407	21,388	1,499	–	87,595
Other	8,000	10,502	23,970	3,929	–	46,400
Exploration and related costs 2008	1,873,870	100,120	248,783	974,979	–	3,197,753
Impairment of mineral property costs	–	–	(4,336,584)	–	–	(4,336,584)
	–	–	(4,336,584)	–	–	(4,336,584)
Balance December 31, 2008	10,428,518	649,039	–	4,033,929	–	15,111,487

5. MINERAL PROPERTIES (continued)

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% Net Smelter Royalty (NSR) for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

On July 15, 2008, the Company paid its final instalment of US$750,000 and fulfilled its commitment under the agreement.

As at December 31, 2008, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During the year ended December 31, 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

[c] Tabaco, Chile

[i] The Company has staked three exploitation (300 hectares) concessions which are 100% owned by the Company.

[ii] The Company has staked ten gold and copper exploration (2,900 hectares) concessions which are 100% owned by the Company.

[iii] Since fiscal 2002, the Company was under an agreement to acquire a 100% interest in an additional area of 393 hectares adjacent to its other (3,200 hectares) Tabaco claims (the"Prospect") in Chile over a period of four years for US$2,000,000 as follows:

- On July 15, 2005 US$ 100,000 (paid)
- On Jan. 15, 2006 US$ 100,000 (paid)
- On July 15, 2006 US$ 600,000 (paid)
- On July 15, 2007 US$ 600,000 (paid)
- On July 15, 2008 US$ 600,000 (terminated)

During the year, the Company drilled a recently discovered 3D induced polarization chargeability anomaly to test for mineralization. The Company analysed the drill results of the Prospect and its future potential for the company and concluded not to actively pursue the Prospect any further. The Company terminated the agreement and did not pay the final instalment.

Previously capitalized costs in the amount of $4,336,584 related to the Prospect were impaired and charged to operations.

The Company continues to hold its 100% interest in its remaining Tabaco claims and maintains the Tabaco mining properties in good standing.

5. MINERAL PROPERTIES (continued)

[d] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

[e] Other properties

During the year ended December 31, 2008, the Company incurred a total of $221,081 (2007 - $Nil) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $54,700 (2007 - $Nil) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $107,873 (2007 - $Nil) to other exploration expense.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $31,704 (2007 - $Nil) to other exploration expense.

[iv] Other Exploration, Chile

During the year ended December 31, 2008, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $26,804 (2007 - $Nil) to operations. That amount includes staking expenses of $4,913 (2007 - $Nil) related to the Naranjo Property, which comprised of seven exploration claims in the vicinity of the Tabaco claims; on December 31, 2008, the Company decided not to pursue the Naranjo claims any further.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,550
Fair value of stock options exercised	–	13,377
Share issuance costs	–	(415,825)
Balance as at December 31, 2007 and 2008	77,109,815	32,722,400

Private Placements

During 2007, the Company closed three private placements with total gross proceeds of $11,368,550 and issued 22,358,998 shares as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total gross proceeds of $1,748,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid finder's fee and other costs of $165,000 cash.

[ii] 3,832,998 units at a price of $0.60 per unit, for total gross proceeds of $2,299,800. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid finder's fee and other costs of $240,525 cash.

[iii] 14,641,000 units at a price of $0.50 per unit, for total gross proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid finder's fee and other costs of $10,300 cash.

During 2008, no additional shares were issued by the Company.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2006	$	–
Adjustment on January 1, 2007 for change in accounting policy		160,864
Other comprehensive loss		(151,432)
Balance as at December 31, 2007		9,432
Other comprehensive loss		(197,612)
Balance as at December 31, 2008	$	(188,180)

8. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(350,000)	0.57
Expired	(1,200,000)	0.60
Outstanding, December 31, 2008	6,850,000	0.50

As at December 31, 2008, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.25	2,450,000	2.71	
0.50	1,100,000	0.65	
0.60	500,000	0.70	
0.65	1,200,000	1.72	
0.70	700,000	1.33	
0.75	900,000	0.30	
	6,850,000	1.60	0.50

Stock options outstanding as at December 31, 2008 expire between April 20, 2009 and September 15, 2011.

8. STOCK OPTIONS (continued)

During the year ended December 31, 2008 stock-based compensation of $101,424 (2007 - $704,729) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected volatility	67%	61%
Expected life of options (in years)	2.9 yrs	2.4 yrs
Risk free interest rate	2.61%	4.02%
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year was $0.04 (2007 - $0.19).

9. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, December 31, 2007	21,312,501	0.73
Expired	(870,000)	1.00
Balance, December 31, 2008	20,442,501	0.72

As at December 31, 2008 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

10. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2006	1,347,277
Fair value of stock options granted and vested	637,756
Fair value of stock options exercised transferred to share capital	(13,377)
Fair value of stock options vested	149,449
Balance, December 31, 2007	2,121,103
Fair value of stock options granted and vested	101,424
Balance, December 31, 2008	2,222,527

11. RELATED PARTY TRANSACTIONS/BALANCES

During the year ended December 31, 2008 and 2007, the Company incurred in the following related party transactions:

[a] The Company incurred administration expenses from directors or companies controlled by directors of $369,178 (2007- $362,273).

[b] The Company incurred investor relations expenses from directors or companies controlled by directors of $Nil (2007 - $32,000).

[c] The Company incurred accounting expenses from officers or companies controlled by officers of $108,000 (2007 - $67,300).

[d] The Company paid legal fees of $1,794 (2007 - $3,689) on behalf of companies with a common director. The total amount due from these companies is $5,483 (2007 - $3,689).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next two years are as follows:

Year	Commitment $
2009	67,444
2010	33,722

13. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

14. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 31.00% (2007: 34.12%):

	2008	2007
Expected income tax benefit computed at statutory rates	$ 1,898,069	$ 706,811
Effect of:		
Amortization	(6,516)	(7,669)
Non-deductible stock based compensation	(31,441)	(240,454)
Miscellaneous	(1,386,994)	21,895
Share issuance costs	51,850	57,068
Change in enacted rates	(126,029)	–
Other	(78,939)	–
Valuation allowance	(320,000)	(537,651)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,960,000 available to offset future taxable income, expiring from 2009 to 2028. As well, the Company has $989,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2009	87,000
2010	517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
	$ 4,960,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Combined statutory tax rate	30.00%	31.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,785,000	$ 1,382,000
Capital loss carry forwards	51,000	23,000
Property and equipment	18,000	15,000
Resource pools	1,750,000	1,808,000
Share issuance costs	125,000	181,000
Valuation allowance	(3,729,000)	(3,409,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at December 31, 2008, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

16. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at December 31, 2008, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable and amounts receivable from related parties as loans and receivables and its accounts payable as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

16. FINANCIAL INSTRUMENTS AND RISK (continued)

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At December 31, 2008, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 1.950%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS PERIOD ENDED
JUNE 30, 2008 AND 2007

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2008 and the consolidated statements of operations comprehensive loss and deficit, and of cash flows for the six months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
August 18, 2008

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2008 AND 2007

	June 30, 2008 $	December 31, 2007 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	3,901,821	8,016,183
Marketable securities [Note 2[c]]	111,160	226,432
Amounts receivable	12,285	218,260
Amounts receivable from related parties [Note 10[d]]	4,448	3,689
Prepaid expenses and deposits	17,939	28,360
	4,047,653	8,492,924
EQUIPMENT [Note 3]	68,600	67,103
MINERAL PROPERTIES [Note 4]	14,281,708	16,250,319
	18,397,962	24,810,346
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	294,779	1,245,488
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 9]	2,121,103	2,121,103
ACCUMULATED OTHER COMPREHENSIVE INCOME [Note 6[c]]	(105,840)	9,432
DEFICIT	(16,634,480)	(11,288,077)
	18,103,183	23,564,858
	18,397,962	24,810,346

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)
Subsequent Events (Note 14)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2008 AND 2007

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	**2008**	2007
	$	$	**$**	$
REVENUE	–	–	–	–
ADMINISTRATIVE EXPENSES				
Administration fees	**136,954**	72,780	**289,009**	131,895
Amortization	**5,835**	1,989	**11,490**	4,758
Bank charges	**1,357**	1,059	**3,343**	2,332
Foreign exchange (gain) loss	**19,855**	(20,950)	**97,721**	6,792
Investor relations	**49,750**	171,411	**104,254**	397,931
Office and miscellaneous	**78,557**	47,929	**150,930**	121,815
Other operating expenses (Note 5)	**5,888**	–	**102,399**	–
Professional fees	**124,919**	87,044	**208,628**	101,611
Stock-based compensation	–	400,354	–	576,074
Transfer agent and regulatory	**5,518**	(32,621)	**14,805**	15,888
Travel, promotion and mining shows	**27,501**	51,596	**74,025**	108,759
	456,134	780,593	**1,056,603**	1,467,857
Net operating loss before other items	**(456,134)**	(780,591)	**(1,056,603)**	(1,467,857)
OTHER ITEMS				
Impairment of mineral interests	**4,381,841**	–	**4,381,841**	–
Interest income	**(90,257)**	(52,214)	**(92,041)**	(53,359)
	4,291,584	(52,214)	**4,289,799**	(53,359)
NET LOSS FOR THE YEAR	**(4,747,718)**	(728,379)	**(5,346,403)**	(1,414,498)
DEFICIT - BEGINNING OF YEAR	**(11,886,762)**	(9,902,652)	**(11,288,077)**	(9,216,533)
DEFICIT - END OF YEAR	**(16,634,480)**	(10,631,030)	**(16,634,480)**	(10,631,030)
Net Loss Per Share – Basic and Diluted	**$ (0.06)**	$ (0.01)	**$ (0.07)**	$ (0.02)
Weighted Average Shares Outstanding	**77,109,815**	62,702,035	**77,109,815**	61,813,106

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2008

Net loss	$	(5,346,403)
Unrealized loss on available for sale investments		(115,272)
Comprehensive loss	$	(5,461,675)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2007

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	**2008**	2007
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss for the year	**(4,747,718)**	(728,378)	**(5,346,403)**	(1,414,498)
Less items not affecting cash				
Amortization	**5,835**	1,989	**11,490**	4,758
Stock-based compensation	**–**	400,354	**–**	576,074
Impairment of mineral properties	**4,381,841**	–	**4,381,841**	–
Change in non-cash components of working capital				
Amounts receivable	**116,656**	19,144	**205,975**	60,875
Amounts receivable from related parties	**–**	–	**(759)**	–
Prepaid expenses and deposits	**3,795**	(9,223)	**10,421**	(25,676)
Accounts payable and accrued liabilities	**(86,062)**	13,610	**(950,709)**	(470,766)
NET CASH USED BY OPERATING ACTIVITIES	**(325,653)**	(302,505)	**(1,688,144)**	(1,269,233)
INVESTING ACTIVITIES				
Acquisition of and expenditures on mineral properties	**(741,768)**	(1,020,370)	**(2,413,230)**	(1,406,997)
Acquisition of equipment	**(5,875)**	2,178	**(12,987)**	(9,783)
NET CASH USED BY INVESTING ACTIVITIES	**(747,642)**	(1,018,193)	**(2,426,217)**	(1,416,781)
FINANCING ACTIVITIES				
Proceeds from share capital issued	**–**	11,821,716	**–**	13,434,966
NET CASH PROVIDED BY FINANCING ACTIVITIES	**–**	11,821,716	**–**	13,434,966
INCREASE IN CASH	**(1,073,296)**	10,501,018	**(4,114,362)**	10,748,952
CASH – BEGINNING OF YEAR	**4,975,117**	3,114,111	**8,016,183**	2,866,177
CASH – END OF YEAR	**3,901,821**	13,615,129	**3,901,821**	13,615,129

NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	–	–
Share issuance costs	–	–

SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at June 30, 2008, the Company has working capital of $3,752,874 but has incurred significant losses since inception totalling $16,634,480. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at June 30, 2008.

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at June 30, 2008, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[j] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, amounts receivable from related parties, and accounts payable. The fair values of these balance sheet items are approximate their carrying value due to the short-term maturity of those instruments. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock, that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the periods ended June 30, 2007 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and have no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2008 Net Book Value $	2007 Net Book Value $
Automotive	54,505	46,695	7,810	13,722
Field equipment	24,171	5,465	18,706	13,412
Furniture and office equipment	93,159	51,075	42,084	39,969
	171,835	103,235	68,600	67,103

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2006	2,839,348	261,654	3,276,949	2,429,108	86,542	8,893,601
Acquisition and staking	821,278	22,963	648,871	38,127	10,550	1,541,789
Exploration						
Drilling	3,792,197	-	1,761	324,788	-	4,118,746
Field costs	814,104	263,747	26,780	260,783	26,332	1,391,746
Project management	187,010	-	50,056	-	869	237,935
Other	100,711	555	83,385	6,144	-	190,795
Exploration and related costs 2007	5,715,300	287,265	810,853	629,842	37,751	7,481,011
Option payments received	–	–	–	–	(185,000)	(185,000)
Gain on option payment transferred to income	–	–	–	–	158,341	158,341
Impairment of mineral property costs	–	–	–	–	(97,634)	(97,634)
	–	–	–	–	(124,293)	(124,293)
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	310,262	32,373	29,325	34,769	-	96,467
Exploration						
Drilling	337,926	-	135,989	615,294	-	751,283
Field costs	304,576	85,316	33,322	353,533	-	472,172
Project management	22,998	-	70,227	-	-	70,227
Other	6,986	11,030	25,176	4,126	-	40,333
Exploration and related costs 2007	982,747	128,720	294,040	1,007,723	-	2,413,230
Impairment of mineral property costs	–	–	(4,381,841)	–	–	(4,381,841)
Balance June 30, 2008	9,537,395	677,639	1	4,066,673	–	14,281,708

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% Net Smelter Royalty (NSR) for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

As at June 30, 2008, the Company has paid US$1,350,000 in accordance with the Option Purchase Agreement.

The following option payments have been made or are payable as follows:

- Fiscal 2004 US$25,000 (paid)
- On January 16, 2005 US$25,000 (paid)
- On July 16, 2005 US$25,000 (paid)
- On January 16, 2006 US$25,000 (paid)
- On July 16, 2006 US$500,000 (paid)
- On July 16, 2007 US$750,000 (paid)
- On July 16, 2008 US$750,000 (paid subsequent to June 30, 2008, Note 14)

4. MINERAL PROPERTIES (continued)

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During the six months ended June 30, 2008, the Company staked nine additional exploration claims covering 2,400 hectares.

[c] Tabaco, Chile

[i] The Company has staked three exploitation (300 hectares) concessions which are 100% owned by the Company.

[ii] The Company has staked ten gold and copper exploration (2,900 hectares) concessions which are 100% owned by the Company.

[iii] During the period ended June 30, 2008, the Company staked sixteen additional exploration claims in preparation of a potential road access to the property.

[iv] Since fiscal 2002, the Company was under an agreement to acquire a 100% interest in an additional area of 393 hectares adjacent to its other (3,200 hectares) Tabaco claims (the"Prospect") in Chile over a period of four years for US$2,000,000 as follows:

- On July 15, 2005 US$ 100,000 (paid)
- On Jan. 15, 2006 US$ 100,000 (paid)
- On July 15, 2006 US$ 600,000 (paid)
- On July 15, 2007 US$ 600,000 (paid)
- On July 15, 2008 US$ 600,000 (terminated)

During the period ended June 30, 2008, the Company drilled a recently discovered 3D induced polarization chargeability anomaly to test for mineralization. The Company analysed the drill results of the Prospect and its future potential for the company and concluded not to actively pursue the Prospect any further.

Subsequently to June 30, 2008, the Company terminated the agreement (Note 14).

Previously capitalized costs in the amount of $4,381,841 related to the Prospect were impaired and charged to operations as of June 30, 2008.

The Company continues to hold its 100% interest in its remaining Tabaco claims and maintains the Tabaco mining properties in good standing.

[d] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

5. OTHER MINERAL PROPERTIES

During the period ended June 30, 2008, the Company incurred a total of $102,399 (2007 - $Nil) in other operating expenses as follows:

[a] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $23,683 (2007 - $Nil) to other operating expenses.

[b] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $53,524 (2007 - $Nil) to other operating expenses.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[c] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $16,898 (2007 - $Nil) to other operating expenses.

[d] Other Exploration, Chile

During the period ended June 30, 2008, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $8,294 (2007 - $Nil) to operations.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and Outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	–	1,743
Share issuance costs	–	(420,460)
Balance as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,550
Fair value of stock options exercised	–	13,377
Share issuance costs	–	(415,825)
Balance as at December 31, 2007 and June 30, 2008	77,109,815	32,722,400

[c]

Accumulated other comprehensive income, beginning of year	$	9,432
Other comprehensive loss		(115,272)
Accumulated other comprehensive income, as at June 30, 2008	$	(105,840)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, December 31, 2007	5,850,000	0.63
Cancelled	(250,000)	0.70
Expired	(700,000)	0.56
Outstanding, June 30, 2008	4,900,000	0.64

As at June 30, 2008, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.50	1,100,000	1.15	
0.60	500,000	1.21	
0.65	1,700,000	1.57	
0.70	700,000	1.84	
0.75	900,000	0.81	
	4,900,000	1.34	0.64

Stock options outstanding as at June 30, 2008 expire between July 4, 2008 and September 20, 2010.

7. STOCK OPTIONS (continued)

The fair value of each option previously granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected volatility	-	61%
Expected life of options (in years)	-	2.4 yrs
Risk free interest rate	-	4.02%
Expected dividend yield	-	0%

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, December 31, 2007	21,312,501	0.65
Expired	(870,000)	1.00
Balance, June 30, 2008	20,442,501	0.72

As at June 30, 2008 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	637,756
Fair value of stock options exercised transferred to share capital	(13,377)
Fair value of stock options vested	149,449
Balance, December 31, 2007 and June 30, 2008	2,121,103

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended June 30, 2008 and 2007, the Company incurred the following related party transactions:

[a] The Company incurred administration fees from directors or companies controlled by directors of $210,073 (2007 - $123,000).

[b] The Company incurred investor relations services from directors or companies controlled by directors of $48,000 (2007 - $Nil).

[c] The Company incurred accounting fees from officers or companies controlled by officers of $54,000 (2007 - $13,300).

[d] The Company paid legal fees of $759 (2007 - $Nil) on behalf of companies related by a common director. Accounts receivable from related parties total $4,448 (2007 - $3,689) of such fees.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next three years are as follows:

Year	Commitment $
2008	32,787
2009	65,574
2010	32,787

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 34.12% (2006: 34.12%):

	2007	2006
Expected income tax benefit computed at statutory rates	$ 706,811	$ 760,185
Effect of:		
Amortization	(7,669)	(2,830)
Non-deductible stock based compensation	(240,454)	(367,328)
Miscellaneous	21,895	(35,709)
Share issuance costs	57,068	23,668
Valuation allowance	(537,651)	(377,986)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,171,000 available to offset future taxable income, expiring from 2008 to 2027. As well, the Company has $287,000 of non-capital losses that do not expire. The losses expire as follows:

2008	$ 92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
Indefinite	287,000
	$ 4,458,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006 are presented below:

	2007	2006
Combined statutory tax rate	31.00%	34.12%
Future income tax assets		
Non-capital loss carry forwards	$ 1,382,000	$ 1,028,000
Capital loss carry forwards	23,000	27,000
Property and equipment	15,000	9,000
Resource pools	464,000	480,000
Share issuance costs	181,000	95,000
Valuation allowance	(2,065,000)	(1,639,000)
Net future income tax asset	$ –	$ –

13. INCOME TAXES (continued)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14. SUBSEQUENT EVENTS

Subsequent to June 30, 2008,

[a] The Company terminated an agreement to acquire a 100% interest in an additional area of 393 hectares (the "Prospect") adjacent to its 100% owned (3,200 hectares) Tabaco claims in Chile. Previously capitalized costs in the amount of $4,258,174 related to the Prospect were impaired and charged to operations as of June 30, 2008.
The Company continues to hold its 100% interest in its remaining (3,200 hectares) Tabaco claims and maintains the Tabaco mining properties in good standing (Note 4[c]).

[b] The Company paid its final instalment of US$ 750,000 in accordance with a purchase agreement to acquire 100% interest in its Copaquire mining claims, subject to a 2% Net Smelter Royalty (NSR) (Note 4[a]).

[c] On July 4, 2008, stock options to purchase 500,000 common shares of the Company for $0.65 per share expired.

Form 52-109F2 ***Certification of Interim Filings***

I George Sookochoff, Chief Executive Officer of International PBX Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International PBX Ventures Ltd., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 18, 2008

"George Sookochoff"
George Sookochoff,
CEO, International PBX Ventures Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the six months period ended June 30, 2008; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the six months period ended June 30, 2008 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 113 mineral claims totaling 28,863 hectares. These claims make up seven properties currently maintained by the Company as follows: The main four projects are Copaquire, Tabaco, Tierra de Oro, and Sierra Pintada. The Company maintains title to three other properties, Zulema (aka Chicharra), Palo Negro and Hornitos, but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

The Company's four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

A NI 43-101 standards resource report has been filed on SEDAR on November 15, 2007 establishing an inferred and indicated resource under the standards of the National Instrument. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com.

The Company has engaged AMEC International (Chile) S.A. to perform a Preliminary Economic Assessment (Scoping Study) to NI 43-101 standards on its Copaquire project, which is expected to be released in September 2008.

As of March 1, 2008, drilling was paused until the backlog of core has been logged and analyzed.

During the period ended June 30, 2008, the Company spent a total of $982,747 on the Copaquire project.

On July 15, 2008, the Company finalized its 100% acquisition with its final payment of US$750,000.

Tabaco, Chile

Tabaco was an advanced stage exploration project of 3,593 hectares, of which 3,200 hectares are 100% owned and 393 hectares were held under option (the "Prospect") covering an extensive zone of copper-silver-gold bearing, porphyry-related skarn in the Andean pre-Cordiera of Region III, northern Chile.

The Company engaged mining engineer Jorge Alvarez P.Eng of Vancouver to perform a preliminary economic assessment as to the economic viability of starting a small scale mining operation.

On February 14, 2008, the Company announced the discovery of a large 3D Induced Polarization anomaly located beneath the existing copper resource.

On March 24, 2008, the Company staked additional claims of 4,600 hectares in size to secure further claims in the vicinity and to prepare for a potential road access.

During May 2008, the Company drilled 497 meters to test the 3D Induced Polarization anomaly for mineralization.

At the beginning of July 2008, the Company reviewed all historical exploration data and concluded not to further pursue the Prospect and decided to not exercise its option to acquire the 393 hectares under option.

During the period ended June 30, 2008, the Company spent a total of $294,040 on the Tabaco Prospect.

Since basically all previously capitalized exploration work in the total amount of $4,381,841 was related to the Prospect area the Company charged the impaired amount to operations as of June 30, 2008.

Since the Company intends to continue exploration on the remaining Tabaco claims, which are 100% owned and covering an area of 7,800 hectares, management assigned a valuation of $1 to the remaining asset.

A Mineral Resource Estimation report under the National Instrument 43-101 related to the Prospect area, which had been previously filed on SEDAR, now became obsolete and Readers are cautioned to not rely on this information any further.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 6,256 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 5,000 meter drill program subsequently increased to 7,000 meters to test their identified gold targets and assay results are pending.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly which will be explored as permitted in future budgeting.

During the period ended June 30, 2008, the Company spent a total of $1,007,723 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which is now being evaluated.

During the period the Company staked 2,400 hectares of additional claims.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,071,544)	(2,227,974)	(1,015,564)
Loss Per Share	(0.03)	(0.05)	(0.03)
Total Net Loss	(2,071,544)	(2,227,974)	(1,015,564)
Total Net Loss Per Share	(0.03)	(0.05)	(0.03)
Total Assets	24,810,346	11,981,145	5,651,491
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at June 30, 2008, the Company had a positive working capital of $3,752,874 with current assets of $4,047,653 and current liabilities of $294,779.
Balance of funds on hand as of August 18, 2008: CAD$2,360,400 and US$426,000.

The Company's operations during the period ended June 30, 2008, produced a net loss of $5,346,403 or $0.07 per share compared to a net loss of $1,414,498 or $0.02 per share for 2007.
The increase of $3,931,907 in net loss to the previous year's comparative period is attributed to:

1. Administration expense of $289,009 (2007 – $131,895) represent a $157,114 increase from 2007. Additional office staff has been employed and consultants were engaged to administer an increased work volume related to drill programs, and the organization of the Chilean office, which also resulted in amounts being expensed rather than capitalized as in previous periods.

2. Investor relations expenses of $104,254 (2007 – $397,931) represent a $293,677 decrease from 2007. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during the first quarter ended March 31, 2008.

3. Office expenses of $150,930 (2007 – $121,815) break down as follows:

	2008	2007
Office & misc.	107,039	75,860
Rent	24,447	18,788
Telephone	3,164	6,156
Insurance	16,280	21,011
Total	150,930	121,815

4. Total stock-based compensation of $Nil (2007 - $576,074) represent a $576,074 decrease from 2007 due to all previous grants being vested and no additional stock options granted during the period ended June 30, 2008.

5. Total professional fees of $208,628 (2007 - $101,611) represent a $107,017 increase from 2007, resulting from increased auditing fees and a full time accounting department and increased legal fees in regards to mining claims.

6. Other operating expenses of $102,399 (2007 – $Nil) represent a $102,399 increase from 2007 related to the Company maintaining three properties in good standing, namely the Hornitos, Palo Negro and Zulema; management decided to not actively pursue these claims at the present.

7. Travel and promotion expense of $74,025 (2007 - $108,759) represent a $34,734 decrease from 2007, due to less travel and promoting activities.

8. Impairment of mineral interest expense of $4,381,841 (2007 - $Nil) represent a $4,381,841 increase from 2007, due to the Company terminating the option agreement to purchase additional 393 hectares of the Tabaco prospect.

INVESTOR RELATIONS

Investor communications and promotional services are provided to the Company by a director of the Company for a one year period ending August 31, 2008 at a rate of $8,000 per month.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its Financial Statements for the six months period ended June 30, 2008 and 2007, as well as in the audited Financial Statements for the year ended December 31, 2007 and 2006, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at August 15, 2008:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	1,200,000	$0.65	September 20, 2010
Stock options	700,000	$0.70	May 2, 2010
Stock options	900,000	$0.75	April 20, 2009
Total options	**4,400,000**		
Share purchase warrants	3,885,000	$0.55	March 28, 2009
Share purchase warrants	13,500,000	$0.75	April 3, 2009
Share purchase warrants	1,141,000	$0.75	April 18, 2009
Share purchase warrants	1,916,501	$0.80	May 2, 2009
Total warrants	**20,442,501**		

On February 15, 2008, 700,000 stock options exercisable at $0.56 expired. On March 31, 2008 and April 30, 2008, 250,000 stock options exercisable at $0.70 were cancelled after two employees resigned from the Company's Chilean subsidiary. On July 4, 2008, 500,000 stock options exercisable at $0.65 expired. On June, 29, 2008, 870,000 warrants expired.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal controls over financial reporting during the Company's three months period ended June 30, 2008 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended June 30, 2008. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	**OFFICERS**	**AUDIT COMMITTEE**
Gary Medford	George Sookochoff, CEO & President	George Sookochoff
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		
Len De Melt		

On Behalf of the Board,
George Sookochoff, CEO & President

August 18, 2008

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED

SEPTEMBER 30, 2008 AND 2007

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2008 and the consolidated statements of operations comprehensive loss and deficit, and of cash flows for the nine months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 5, 2008

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2008 AND 2007

	September 30, 2008 $	December 31, 2007 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	2,540,009	8,016,183
Marketable securities [Note 2[c]]	66,464	226,432
Amounts receivable	9,436	218,260
Amounts receivable from related parties [Note 10[d]]	5,483	3,689
Prepaid expenses and deposits	7,306	28,360
	2,628,698	8,492,924
EQUIPMENT [Note 3]	65,943	67,103
MINERAL PROPERTIES [Note 4]	15,079,438	16,250,319
	17,774,079	24,810,346
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	119,142	1,245,488
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 9]	2,234,310	2,121,103
ACCUMULATED OTHER COMPREHENSIVE INCOME [Note 6[c]]	(150,536)	9,432
DEFICIT	(17,151,237)	(11,288,077)
	17,654,936	23,564,858
	17,774,079	24,810,346

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Verna Wilson"* Verna Wilson, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2007

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	**2008**	2007
	$	$	**$**	$
REVENUE	–	–	–	–
ADMINISTRATIVE EXPENSES				
Administration fees	**140,042**	232,388	**429,051**	364,283
Amortization	**2,818**	2,836	**14,308**	7,594
Bank charges	**759**	754	**4,101**	3,087
Foreign exchange (gain) loss	**9,627**	26,386	**107,348**	33,178
Investor relations	**19,740**	54,431	**123,994**	455,362
Office and miscellaneous	**83,120**	61,693	**234,050**	183,508
Other operating expenses (Note 5)	**96,355**	–	**198,754**	–
Professional fees	**50,745**	37,693	**259,373**	139,304
Stock-based compensation	**113,207**	(35,761)	**113,207**	540,313
Transfer agent and regulatory	**4,874**	8,553	**19,679**	24,442
Travel, promotion and mining shows	**8,683**	67,443	**82,709**	176,202
	513,970	459,416	**1,570,573**	1,927,272
Net operating loss before other items	**(513,970)**	(459,416)	**(1,570,573)**	(1,927,272)
OTHER ITEMS				
Impairment of mineral interests	**11,150**	–	**4,392,990**	–
Interest income	**(8,362)**	(36,818)	**(100,404)**	(90,177)
	2,787	(36,818)	**4,292,587**	(90,177)
NET LOSS FOR THE PERIOD	**(516,757)**	(422,598)	**(5,863,160)**	(1,837,095)
DEFICIT - BEGINNING OF PERIOD	**(16,634,480)**	(10,631,030)	**(11,288,077)**	(9,216,533)
DEFICIT - END OF PERIOD	**(17,151,237)**	(11,053,628)	**(17,151,237)**	(11,053,628)
Net Loss Per Share – Basic and Diluted	**$ (0.01)**	$ (0.01)	**$ (0.08)**	$ (0.03)
Weighted Average Shares Outstanding	**77,109,815**	77,080,500	**77,109,815**	64,016,763

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008

Net loss	$	(5,863,160)
Unrealized loss on available for sale investments		(159,968)
Comprehensive loss	$	(6,023,128)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2007

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	**2008**	2007
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss for the year	**(516,757)**	(422,598)	**(5,863,160)**	(1,837,095)
Less items not affecting cash				
Amortization	**2,818**	2,836	**14,308**	7,594
Stock-based compensation	**113,207**	(35,761)	**113,207**	540,313
Impairment of mineral properties	**11,150**	–	**4,392,990**	–
Change in non-cash components of working capital				
Amounts receivable	**2,849**	7,871	**208,824**	68,746
Amounts receivable from related parties	**(1,035)**	–	**(1,794)**	–
Prepaid expenses and deposits	**10,633**	(12,194)	**21,054**	(37,870)
Accounts payable and accrued liabilities	**(175,637)**	126,228	**(1,126,346)**	(344,538)
NET CASH USED BY OPERATING ACTIVITIES	**(552,772)**	121,905	**(2,240,916)**	(1,602,851)
INVESTING ACTIVITIES				
Acquisition of and expenditures on mineral properties	**(808,879)**	(3,073,119)	**(3,222,109)**	(4,480,117)
Acquisition of equipment	**(160)**	1,675	**(13,148)**	(8,108)
NET CASH USED BY INVESTING ACTIVITIES	**(809,040)**	(3,071,444)	**(3,235,257)**	(4,488,225)
FINANCING ACTIVITIES				
Proceeds from share capital issued	–	34,000	–	13,468,966
NET CASH PROVIDED BY FINANCING ACTIVITIES	–	34,000	–	13,468,966
INCREASE IN CASH	**(2,435,108)**	(3,371,061)	**(5,476,174)**	7,377,891
CASH – BEGINNING OF PERIOD	**4,975,117**	13,615,129	**8,016,183**	2,866,177
CASH – END OF PERIOD	**2,540,009**	10,244,068	**2,540,009**	10,244,068
NON-CASH FINANCING AND INVESTING ACTIVITIES				
Mineral property option proceeds			–	–
Share issuance costs			–	–
SUPPLEMENTAL DISCLOSURES				
Interest paid			–	–
Income tax paid			–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at September 30, 2008, the Company has working capital of $2,509,556 but has incurred significant losses since inception totalling $17,146,798. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at September 30, 2008.

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at September 30, 2008, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[j] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, amounts receivable from related parties, and accounts payable. The fair values of these balance sheet items are approximate their carrying value due to the short-term maturity of those instruments. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock, that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the periods ended September 30, 2007 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and have no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2008 Net Book Value $	2007 Net Book Value $
Automotive	54,578	47,704	6,874	13,722
Field equipment	24,010	6,047	17,963	13,412
Furniture and office equipment	93,408	52,302	41,106	39,969
	171,995	106,053	65,943	67,103

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2006	2,839,348	261,654	3,276,949	2,429,108	86,542	8,893,601
Acquisition and staking	821,278	22,963	648,871	38,127	10,550	1,541,789
Exploration						
Drilling	3,792,197	-	1,761	324,788	-	4,118,746
Field costs	814,104	263,747	26,780	260,783	26,332	1,391,746
Project management	187,010	-	50,056	-	869	237,935
Other	100,711	555	83,385	6,144	-	190,795
Exploration and related costs 2007	5,715,300	287,265	810,853	629,842	37,751	7,481,011
Option payments received	–	–	–	–	(185,000)	(185,000)
Gain on option payment transferred to income	–	–	–	–	158,341	158,341
Impairment of mineral property costs	–	–	–	–	(97,634)	(97,634)
	–	–	–	–	(124,293)	(124,293)
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	1,111,020	31,650	29,640	42,080	-	103,369
Exploration						
Drilling	330,374	-	132,950	601,545	-	734,495
Field costs	318,276	83,410	49,328	350,832	-	483,570
Project management	24,129	418	68,658	1,539	-	70,615
Other	6,830	10,784	24,614	4,034	-	39,432
Exploration and related costs 2008	1,790,629	126,262	305,189	1,000,029	-	3,222,109
Impairment of mineral property costs	–	–	(4,392,990)	–	–	(4,392,990)
Balance September 30, 2008	10,345,277	675,181	1	4,058,979	–	15,079,438

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% Net Smelter Royalty (NSR) for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

On July 15, 2008, the Company paid its final instalment of US$750,000 and fulfilled its commitment under the agreement.

As at September 30, 2008, the Company owns 100% of the claims.

4. MINERAL PROPERTIES (continued)

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During the nine months ended September 30, 2008, the Company staked nine additional exploration claims covering 2,400 hectares.

[c] Tabaco, Chile

[i] The Company has staked three exploitation (300 hectares) concessions which are 100% owned by the Company.

[ii] The Company has staked ten gold and copper exploration (2,900 hectares) concessions which are 100% owned by the Company.

[iii] During the period ended September 30, 2008, the Company staked sixteen additional exploration claims in preparation of a potential road access to the property.

[iv] Since fiscal 2002, the Company was under an agreement to acquire a 100% interest in an additional area of 393 hectares adjacent to its other (3,200 hectares) Tabaco claims (the"Prospect") in Chile over a period of four years for US$2,000,000 as follows:

- On July 15, 2005 US$ 100,000 (paid)
- On Jan. 15, 2006 US$ 100,000 (paid)
- On July 15, 2006 US$ 600,000 (paid)
- On July 15, 2007 US$ 600,000 (paid)
- On July 15, 2008 US$ 600,000 (terminated)

During the period ended September 30, 2008, the Company drilled a recently discovered 3D induced polarization chargeability anomaly to test for mineralization. The Company analysed the drill results of the Prospect and its future potential for the company and concluded not to actively pursue the Prospect any further.
The Company terminated the agreement and did not pay the final instalment.

Previously capitalized costs in the amount of $4,392,990 related to the Prospect were impaired and charged to operations.

The Company continues to hold its 100% interest in its remaining Tabaco claims and maintains the Tabaco mining properties in good standing.

[d] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

5. OTHER MINERAL PROPERTIES

During the period ended September 30, 2008, the Company incurred a total of $198,754 (2007 - $Nil) in other operating expenses as follows:

[a] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $47,519 (2007 - $Nil) to other operating expenses.

[b] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $92,660 (2007 - $Nil) to other operating expenses.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[c] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $20,794 (2007 - $Nil) to other operating expenses.

[d] Naranjo Property, Chile

During the three months ended September 30, 2008, the Company has staked seven exploration claims, covering 2,100 hectares located in the vicinity of the Tabaco claims. The Company charged staking related expenses of 5,045 (2007 - $Nil) to other operating expenses.

[d] Other Exploration, Chile

During the period ended September 30, 2008, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $32,736 (2007 - $Nil) to operations.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and Outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	–	1,743
Share issuance costs	–	(420,460)
Balance as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,550
Fair value of stock options exercised	–	13,377
Share issuance costs	–	(415,825)
Balance as at December 31, 2007 and September 30, 2008	77,109,815	32,722,400

[c]

Accumulated other comprehensive income, beginning of year	$	9,432
Other comprehensive loss		(159,968)
Accumulated other comprehensive income, as at September 30, 2008	$	(150,536)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(250,000)	0.70
Expired	(1,200,000)	0.56
Outstanding, September 30, 2008	6,950,000	0.49

As at September 30, 2008, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.25	2,550,000	2.99	
0.50	1,100,000	0.90	
0.60	500,000	0.95	
0.65	1,200,000	1.97	
0.70	700,000	1.59	
0.75	900,000	0.55	
	6,950,000	1.88	0.49

Stock options outstanding as at September 30, 2008 expire between April 20, 2009 and September 15, 2011.

7. STOCK OPTIONS (continued)

The fair value of each option previously granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected volatility	69%	61%
Expected life of options (in years)	3 yrs	2.4 yrs
Risk free interest rate	2.76 %	4.02%
Expected dividend yield	0 %	0%

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, December 31, 2007	21,312,501	0.65
Expired	(870,000)	1.00
Balance, September 30, 2008	20,442,501	0.72

As at September 30, 2008 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	637,756
Fair value of stock options exercised transferred to share capital	(13,377)
Fair value of stock options vested	149,449
Balance, December 31, 2007	2,121,103
Fair value of stock options granted	113,207
Balance, September 30, 2008	2,234,310

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended September 30, 2008 and 2007, the Company incurred the following related party transactions:

[a] The Company incurred administration fees from directors or companies controlled by directors of $263,500 (2007 - $192,000).

[b] The Company incurred investor relations services from directors or companies controlled by directors of $64,000 (2007 - $Nil).

[c] The Company incurred accounting fees from officers or companies controlled by officers of $81,000 (2007 - $40,300).

[d] The Company paid legal fees of $1,794 (2007 - $Nil) on behalf of companies related by a common director. Accounts receivable from related parties total $5,483 (2007 - $3,689) of such fees.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next three years are as follows:

Year	Commitment $
2008	16,288
2009	65,154
2010	32,577

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 34.12% (2006: 34.12%):

	2007	2006
Expected income tax benefit computed at statutory rates	$ 706,811	$ 760,185
Effect of:		
Amortization	(7,669)	(2,830)
Non-deductible stock based compensation	(240,454)	(367,328)
Miscellaneous	21,895	(35,709)
Share issuance costs	57,068	23,668
Valuation allowance	(537,651)	(377,986)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,171,000 available to offset future taxable income, expiring from 2008 to 2027. As well, the Company has $287,000 of non-capital losses that do not expire. The losses expire as follows:

2008	$ 92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
Indefinite	287,000
	$ 4,458,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006 are presented below:

	2007	2006
Combined statutory tax rate	31.00%	34.12%
Future income tax assets		
Non-capital loss carry forwards	$ 1,382,000	$ 1,028,000
Capital loss carry forwards	23,000	27,000
Property and equipment	15,000	9,000
Resource pools	464,000	480,000
Share issuance costs	181,000	95,000
Valuation allowance	(2,065,000)	(1,639,000)
Net future income tax asset	$ –	$ –

13. INCOME TAXES (continued)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the nine months period ended September 30, 2008; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the nine months period ended September 30, 2008 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors "Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 109 mineral claims totaling 25,618 hectares. These claims make up eight properties currently maintained by the Company as follows: The main four projects are Copaquire, Tabaco, Tierra de Oro, and Sierra Pintada. The Company maintains title to four other properties, Zulema (aka Chicharra), Palo Negro, Hornitos, and Naranjo but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

The Company's four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

A NI 43-101 standards resource report has been filed on SEDAR on November 15, 2007 establishing an inferred and indicated resource under the standards of the National Instrument. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com.

On July 15, 2008, the Company finalized its 100% acquisition with its final payment of US$750,000.

During the period ended September 30, 2008, the Company spent a total of $10,345,277 on the Copaquire project.

The Company has engaged the services of Gino Zandonai and Associates a qualified person under NI 43-101 and mining engineer based out of Belgium and Pablo Uribes a geologist based out of Santiago, Chile to upgrade the previous NI 43-101 resource estimate. The resource estimate upgrade will include all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

AMEC International (Chile) S.A. was also engaged to perform a Preliminary Economic Assessment ("Scoping Study") to NI 43-101 standards on its Copaquire project once the resource upgrade is completed. The Scoping Study is expected to be completed by the 1st quarter 2009.

Tabaco, Chile

At the beginning of the period, the Company maintained an advanced stage exploration project of 3,593 hectares, of which 3,200 hectares were 100% owned and 393 hectares were held under option (the "Prospect") covering an extensive zone of copper-silver-gold bearing, porphyry-related skarn in the Andean pre-Cordiera of Region III, northern Chile. The Company had engaged mining engineer Jorge Alvarez P.Eng of Vancouver to perform a preliminary economic assessment as to the economic viability of starting a small scale mining operation.

On February 14, 2008, the Company announced the discovery of a large 3D Induced Polarization anomaly located beneath the existing copper resource.

On March 24, 2008, the Company staked additional claims of 4,600 hectares in size to secure further claims in the vicinity and to prepare for a potential road access.

During May 2008, the Company drilled 497 meters to test the 3D Induced Polarization anomaly for mineralization. It was hoped that the 3D IP anomaly represented a porphyry type copper mineralized body. However porphyry copper mineralization was not encountered in this hole and the geophysical anomaly is believed to be caused by lithological variation in the host volcanic package. Along with these results the Company reviewed all historical exploration data in July 2008 and concluded not to further pursue the Prospect and decided to not exercise its option to acquire the 393 hectares under option and further during September 2008, the Company decided to have 2,400 hectares of exploration claims and 4,600 hectares of potential road access claims lapse and only to maintain and focus on 500 hectares of interest, of which 300 hectares are being surveyed.

As of September 30, 2008, the Company maintains 800 hectares of 100% owned Tabaco claims.

During the period ended September 30, 2008, the Company spent a total of $305,189 on the Tabaco Prospect.

Since basically all previously capitalized exploration work in the total amount of $4,392,990 was related to the Prospect area the Company charged the impaired amount to operations as of September 30, 2008.

Since the Company intends to continue exploration on the remaining Tabaco claims, covering an area of 800 hectares, management assigned a valuation of $1 to the remaining asset.

A Mineral Resource Estimation report under the National Instrument 43-101 related to the Prospect area, which had been previously filed on SEDAR, now became obsolete and readers are cautioned to not rely on this information any further.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,856 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the period ended September 30, 2008, the Company spent a total of $1,000,029 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the period ended September 30, 2008, the Company staked 1,800 hectares of additional claims.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,071,544)	(2,227,974)	(1,015,564)
Loss Per Share	(0.03)	(0.05)	(0.03)
Total Net Loss	(2,071,544)	(2,227,974)	(1,015,564)
Total Net Loss Per Share	(0.03)	(0.05)	(0.03)
Total Assets	24,810,346	11,981,145	5,651,491
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at September 30, 2008, the Company had a positive working capital of $2,509,556 with current assets of $2,628,698 and current liabilities of $119,142.
Balance of funds on hand as of November17, 2008: CAD$2,062,748 and US$253,000.

The Company's operations during the period ended September 30, 2008, produced a net loss of $5,863,160 or $0.08 per share compared to a net loss of $1,837,095 or $0.03 per share for 2007.
The increase of $4,026,064 in net loss to the previous year's comparative period is attributed to:

1. Administration expense of $413,051 (2007 – $364,283) represent a $48,768 increase from 2007. Additional office staff has been employed and consultants were engaged to administer an increased work volume related to drill programs, and the organization of the Chilean office, which also resulted in amounts being expensed rather than capitalized as in previous periods.

2. Investor relations expenses of $123,994 (2007 – $455,362) represent a $331,368 decrease from 2007. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during the first quarter ended March 31, 2008.

3. Office expenses of $234,050 (2007 – $183,508) break down as follows:

	2008	2007
Office & misc.	171,436	126,973
Rent	41,617	27,826
Telephone	4,717	7,698
Insurance	16,280	21,011
Total	234,050	183,508

4. Total stock-based compensation of $113,207 (2007 - $540,313) represent a $427,106 decrease from 2007 due to all previous grants being vested and only one additional stock option grant during the period ended September 30, 2008.

5. Total professional fees of $259,373 (2007 - $139,304) represent a $120,069 increase from 2007, resulting from increased auditing fees and a full time accounting department and increased legal fees in regards to mining claims.

6. Other operating expenses of $198,754 (2007 – $Nil) represent a $198,754 increase from 2007 related to the Company maintaining four properties in good standing, namely the Hornitos, Palo Negro, Zulema and Naranjo; management decided to not actively pursue these claims at the present time.

7. Travel and promotion expense of $82,709 (2007 - $176,202) represent a $93,493 decrease from 2007, due to less travel and promoting activities.

8. Impairment of mineral interest expense of $4,392,990 (2007 - $Nil) represent a $4,392,990 increase from 2007, due to the Company terminating the option agreement to purchase additional 393 hectares of the Tabaco prospect.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending September 30, 2008:

	2008	2008	2008	2007	2007	2007	2007	2006
	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)	(686,119)	(935,063)
Loss Per Share	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)
Total Net Loss	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)	(686,119)	(935,063)
Total Net Loss Per Share	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at September 30, 2008, the Company had a positive working capital of $2,509,556 with current assets of $2,628,698 and current liabilities of $119,142.
Balance of funds on hand as of November 17, 2008: CAD$2,062,748 and US$253,000.
Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the period ended September 30, 2008, transactions and balances with related parties are as follows:

	2008	2007
Administration fees paid to companies controlled by directors	263,500	192,000
Accounting fees paid to a company controlled by an officer	81,000	40,300
Investor relations fees paid to directors or companies controlled by directors of the Company	64,000	-
Legal fees on behalf of companies related by a common director	1,794	-

INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its Financial Statements for the nine months period ended September 30, 2008 and 2007, as well as in the audited Financial Statements for the year ended December 31, 2007 and 2006, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at November 17, 2008:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	2,550,000	$0.25	September 15, 2011
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	1,200,000	$0.65	September 20, 2010
Stock options	700,000	$0.70	May 2, 2010
Stock options	900,000	$0.75	April 20, 2009
Total options	**6,950,000**		
Share purchase warrants	3,885,000	$0.55	March 28, 2009
Share purchase warrants	13,500,000	$0.75	April 3, 2009
Share purchase warrants	1,141,000	$0.75	April 18, 2009
Share purchase warrants	1,916,501	$0.80	May 2, 2009
Total warrants	**20,442,501**		

On February 15, 2008, 700,000 stock options exercisable at $0.56 expired. On March 31, 2008 and April 30, 2008, 250,000 stock options exercisable at $0.70 were cancelled after two employees resigned from the Company's Chilean subsidiary. On July 4, 2008, 500,000 stock options exercisable at $0.65 expired. On June, 29, 2008, 870,000 warrants expired.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal controls over financial reporting during the Company's three months period ended September 30, 2008 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended September 30, 2008. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	George Sookochoff, CEO & President	George Sookochoff
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		
Len De Melt		

On Behalf of the Board,
George Sookochoff, CEO & President

November 17, 2008

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copàquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	George Sookochoff, CEO & President	George Sookochoff
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		
Len De Melt		

On Behalf of the Board,
George Sookochoff, CEO & President

April 22, 2009

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended December 31, 2008. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at April 21, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	2,450,000	$0.25	September 15, 2011
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	1,200,000	$0.65	September 20, 2010
Stock options	700,000	$0.70	May 2, 2010
Total options	**5,950,000**		
Share purchase warrants	1,916,501	$0.80	May 2, 2009
Total warrants	**1,916,501**		

On February 15, 2008, 700,000 stock options exercisable at $0.56 expired. On March 31, 2008 and April 30, 2008, 250,000 stock options exercisable at $0.70 were cancelled after two employees resigned from the Company's Chilean subsidiary. On July 4, 2008, 500,000 stock options exercisable at $0.65 expired. On December 15, 2008, 100,000 stock options exercisable at $0.25 were cancelled. On April 20, 2009, 900,000 stock options exercisable at $0.30 expired.

On June, 29, 2008, 870,000 warrants expired. On March 28, 2009, 3,885,000 warrants expired, on April 3, 2009, 13,500,000 warrants expired, and on April 18, 2009, 1,141,000 warrants exercisable at $0.75 expired.

FOURTH QUARTER

During the fourth quarter ended December 31, 2008, the Company incurred a net loss of $259,644 (2007 - $234,449). Further, the Company finished its work on resource upgrade on the Copaquire property and began to release staff from its duties at its offices in Chile and Vancouver in order to reduce costs in the light of the global economic down turn.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed. A review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company is in progress. Any changes required to systems and controls will be identified as the project progresses. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal controls over financial reporting during the Company's year ended December 31, 2008 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

6. Other operating expenses of $221,081 (2007 – $Nil) represent a $221,081 increase from 2007 related to the Company maintaining four properties in good standing, namely the Hornitos, Palo Negro, Zulema and Naranjo; management decided to not actively pursue these claims at the present time.

7. Travel and promotion expense of $84,678 (2007 - $216,282) represent a $131,604 decrease from 2007, due to less travel and promoting activities.

8. Impairment of mineral interest expense of $4,336,584 (2007 - $97,634) represent a $4,238,950 increase from 2007, due to the Company terminating the option agreement to purchase additional 393 hectares of the Tabaco prospect.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending December 31, 2008:

	2008	2008	2008	2008	2007	2007	2007	2007
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)	(686,119)
Loss Per Share	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)
Total Net Loss	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)	(686,119)
Total Net Loss Per Share	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at December 31, 2008, the Company had a positive working capital of $2,177,240 with current assets of $2,322,234 and current liabilities of $144,995.
Balance of funds on hand as of April 21, 2009: CAD$1,827,000.
Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the period ended December 31, 2008, transactions and balances with related parties are as follows:

	2008	2007
Administration fees paid to companies controlled by directors	369,178	362,273
Accounting fees paid to a company controlled by an officer	108,000	67,300
Investor relations fees paid to directors or companies controlled by directors of the Company	-	32,000
Legal fees on behalf of companies related by a common director	1,794	3,689

INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its Financial Statements for the year ended December 31, 2008 and 2007, as well as in the audited Financial Statements for the year ended December 31, 2007 and 2006, which is available on SEDAR at 'www. Sedar.com'.

On February 14, 2008, the Company announced the discovery of a large 3D Induced Polarization anomaly located beneath the existing copper resource.

On March 24, 2008, the Company staked additional claims of 4,600 hectares in size to secure further claims in the vicinity and to prepare for a potential road access.

During May 2008, the Company drilled 497 meters to test the 3D Induced Polarization anomaly for mineralization. It was hoped that the 3D IP anomaly represented a porphyry type copper mineralized body. However porphyry copper mineralization was not encountered in this hole and the geophysical anomaly is believed to be caused by lithological variation in the host volcanic package. Along with these results the Company reviewed all historical exploration data in July 2008 and concluded not to further pursue the Prospect and decided to not exercise its option to acquire the 393 hectares under option and further during September 2008, the Company decided to have 2,400 hectares of exploration claims and 4,600 hectares of potential road access claims lapse and only to maintain and focus on 700 hectares of interest, of which 300 hectares are being surveyed.

As of December 31, 2008, the Company maintains 700 hectares of 100% owned Tabaco claims.

During the year ended December 31, 2008, the Company spent a total of $248,783 on the Tabaco Prospect.

Since basically all previously capitalized exploration work in the total amount of $4,336,584 was related to the Prospect area, the Company charged the impaired amount to operations as of December 31, 2008.

A Mineral Resource Estimation report under the National Instrument 43-101 related to the Prospect area, which had been previously filed on SEDAR, now became obsolete and readers are cautioned to not rely on this information any further.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Total Revenues	-	-	-
Loss Before Discontinued Operations	(6,122,804)	(2,071,544)	(2,227,974)
Loss Per Share	(0.08)	(0.03)	(0.05)
Total Net Loss	(6,122,804)	(2,071,544)	(2,227,974)
Total Net Loss Per Share	(0.08)	(0.03)	(0.05)
Total Assets	17,490,861	24,810,346	11,981,145
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2008, the Company had a positive working capital of $2,177,240 with current assets of $2,322,234 and current liabilities of $144,995.
Balance of funds on hand as of April 21, 2009: CAD$1,827,000.

The Company's operations during the year ended December 31, 2008, produced a net loss of $6,122,804 or $0.08 per share compared to a net loss of $2,071,544 or $0.03 per share for 2007.
The increase of $4,051,260 in net loss to the previous year's comparative period is attributed to:

1. Administration expense of $645,786 (2007 – $434,071) represent a $211,715 increase from 2007. At the beginning of the year, additional office staff has been employed and consultants were engaged to administer an increased work volume related to drill programs, and the organization of the Chilean office, which also resulted in amounts being expensed rather than capitalized as in previous periods.

2. Investor relations expenses of $52,170 (2007 – $600,836) represent a $548,666 decrease from 2007. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during the first quarter ended March 31, 2008.

3. Office expenses of $314,159 (2007 – $242,568) break down as follows:

	2008	2007
Office & misc.	233,838	175,449
Rent	57,811	36,864
Telephone	6,230	9,244
Insurance	16,280	21,011
Total	314,159	242,568

4. Total stock-based compensation on options granted and vested options from previous periods resulted in $101,424 (2007 - $704,729) and represent a $603,305 decrease from 2007 due to all previous grants being vested and only one additional stock option grant during the year ended December 31, 2008.

5. Total professional fees of $298,112 (2007 - $212,409) represent a $85,703 increase from 2007, resulting from increased auditing fees and a full time accounting department and increased legal fees in regards to mining claims.

The Company has engaged the services of Gino Zandonai,Consulting Mining Engineer, M.Sc., member of SME and Eduardo Videla, Consulting Geologist, M.Sc. member of MAusIMM , both independent Qualified Persons under JORC and NI 43-101. to upgrade the previous NI 43-101 resource estimate. The resource estimate upgrade included all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

On January 12, 2009 the company announced an updated resource estimate. The updated resource contains a 51% increase in Indicated Mineral Resource tonnes to 277.52 Mt and a 35% increase in Indicated Mineral Resource contained metal to 253.7 Mlbs Mo and 562.5 Mlbs Cu at a 0.02% Mo cutoff. The company is also pleased to report for the first time an Indicated Mineral Resource contained metal of 59,939 lbs. Rhenium (Re).

AMEC International (Chile) S.A. was also engaged to perform a Preliminary Economic Assessment ("Scoping Study") to NI 43-101 standards on its Copaquire project once the resource upgrade is completed. The Scoping Study is expected to be completed by the 2nd quarter 2009.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,856 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the year ended December 31, 2008, the Company spent a total of $974,979 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the year ended December 31, 2008, the Company staked 1,800 hectares of additional claims and spent a total of $100,120 on the project.

Tabaco, Chile

At the beginning of the year 2008, the Company maintained an advanced stage exploration project of 3,593 hectares, of which 3,200 hectares were 100% owned and 393 hectares were held under option (the "Prospect") covering an extensive zone of copper-silver-gold bearing, porphyry-related skarn in the Andean pre-Cordiera of Region III, northern Chile. The Company had engaged mining engineer Jorge Alvarez P.Eng of Vancouver to perform a preliminary economic assessment as to the economic viability of starting a small scale mining operation.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of December 31, 2008, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 100 mineral claims totaling 22,814 hectares. These claims make up eight properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to five other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, Hornitos, and Naranjo but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

A NI 43-101 standards resource report has been filed on SEDAR on November 15, 2007 establishing an inferred and indicated resource under the standards of the National Instrument. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com.

On July 15, 2008, the Company finalized its 100% acquisition with its final payment of US$750,000.

During the year ended December 31, 2008, the Company spent a total of $1,873,870 on the Copaquire project.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2008; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the year ended December 31, 2008 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE January 12, 2009

PBX Announces Resource Upgrade on Copaquire Molybdenum-Rhenium-Copper Project, Chile.

International PBX Ventures Ltd. (PBX:TSX.V) is pleased to report a new mineral resource estimate on its 100% owned Copaquire molybdenum – rhenium - copper porphyry project, Chile. This resource estimate is an update to an interim resource estimate provided in an October 1, 2007 news release.

The updated resource contains a 51% increase in Indicated Mineral Resource tonnes to 277.52 Mt and a 35% increase in Indicated Mineral Resource contained metal to 253.7 Mlbs Mo and 562.5 Mlbs Cu at a 0.02% Mo cutoff. The company is also pleased to report for the first time an Indicated Mineral Resource contained metal of 59,939 lbs. Rhenium (Re).

In addition to the Indicated Resources, there are 232.4 Mt of Inferred Resources containing 192.9 Mlbs Mo, 498 Mlbs Cu, and 30,177 lbs. Re, at a 0.02% Mo cutoff.

Mineral Resource Estimate Table

Category	Cutoff (Mo%)	Tonnage	Mo%	lbs. Mo	Cu%	lbs. Cu	Re (ppm)	lbs. Re
Indicated	0.02	277,520,000	0.041	253,731,289	0.092	562,531,199	0.098	59,939
	0.03	184,612,000	0.050	203,519,935	0.089	364,063,628	0.118	47,773
	0.04	114,576,000	0.059	149,944,777	0.084	213,101,139	0.131	32,991
Inferred	0.02	232,396,000	0.038	192,926,547	0.097	498,058,820	0.059	30,177
	0.03	114,822,000	0.051	129,040,786	0.096	241,981,635	0.075	18,951
	0.04	59,370,000	0.067	87,343,380	0.084	110,510,788	0.082	10,734

These mineral resource estimates were prepared under the supervision of Gino Zandonai,Consulting Mining Engineer, M.Sc., member of SME and Eduardo Videla, Consulting Geologist, M.Sc. member of MAusIMM , both independent Qualified Persons under JORC and NI 43-101.

Mr. Zandonai and Mr. Videla have reviewed and approved the technical information in this release.

The geological resources have been estimated using Ordinary Kriging (OK) geostatistical method. Resource estimation was constrained by a 3-dimensional solid model developed from geological and analytical data. Block size used was 40mx20mx20m and grade estimation was carried out by the ordinary kriging using 2 metre downhole drill composites.

Drill samples for analysis averaged 2 metres in length of split NTW and HQ-size core except for 9 holes from the 2005 program which were sampled on 3 metre intervals. The 2007/08 drill program utilized modern QA/QC practices involving insertion and monitoring of reference standards, duplicates and blanks. 11,456 samples for Mo, 11,439 samples for Cu and Mo and 6,454 samples for Re were analyzed for the resource calculations. All analytical work was conducted by ALS Patagonia Laboratories, Chile, an ISO 9001 registered facility, located in Coquimbo, Chile. Samples for check assays were submitted to Chemex, an ISO 9001 registered facility, located in Vancouver.

George Sookochoff, President & CEO, said that "Not only have we significantly increased the tonnage of the deposit but we also have defined the geological domains for the first time which has greatly improved the geological interpretation of the deposit. Definition of the geological domains is a significant milestone in the development of any deposit as it adds an enormous level of confidence and accuracy to the 3-D model used for mineral resource estimation. This will provide a strong basis for the current and future studies and represents another step forward in the evaluation of the Copaquire molybdenum-rhenium/copper deposit."

"As significant as the deposit is today there still remains an enormous potential to increase the size of the deposit as the new 3D geological modeling shows the deposit remains open at depth and to the SW and NE along the axis of the mineralized trend."

"I am particularly pleased to report that the Copaquire deposit also contains substantial amounts of rhenium. Rhenium is obtained as a by-product of molybdenum refinement, and is used in high-temperature superalloys that are used to make, among other applications, jet engines. Rhenium allows engines to run at much higher temperatures, making them more fuel efficient. It was the last naturally occurring stable element to be discovered and is among the ten most expensive metals on Earth, recently trading at approximately $5,000/lb."

"The rhenium contained in the Copaquire deposit will have a significant positive impact towards the economics of the Copaquire deposit" said Mr. Sookochoff. "Statistical modeling shows a very strong correlation between molybdenum and rhenium in the Copaquire deposit, so as long as we continue to find more molybdenum we also expect to find more rhenium."

A technical report will be filed on SEDAR within 45 days.

About PBX
International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire moly-rhenium-copper property, a circum-Pacific style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry systems in northern Chile. The Copaquire property is unique in that whereas almost all the Chilean molybdenum production comes as a by-product recovery from porphyry copper mines, the Copaquire moly deposit is the only stand-alone moly deposit in Chile.

The property is surrounded by copper giants Rio Tinto, Teck, Codelco, Xstrata and Anglo American. Teck's Quebrada Blanca mine is located 10 km (6 mi) east of Copaquire and the giant Collahuassi mine owned by Xstrata and Anglo American is located a further 7 kms (4 mi) east.

PBX's shares trade on the Toronto Venture Stock Exchange under the symbol PBX.V.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

____

George Sookochoff, President & CEO

The Toronto Venture Stock Exchange has neither approved nor disapproved the contents of this press release. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of PBX are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the expectations of PBX are detailed from time to time in the filings made by PBX with securities regulators.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release uses the terms "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

International PBX Ventures Ltd.

November 12, 2008

President's Letter to Shareholders

Déjà Vu All Over Again

To some of you younger ones this economic crisis and resulting low metal prices may be a new experience, but in my 25 years of working in mining exploration I have been through two previous major economic down turns along with a couple of smaller ones. Now having said that it doesn't make this one any easier other than being able to say from experience "the markets will return". The big question of course is WHEN? There are as many answers to this question as there are analysts and pundits.

Metal Prices

I see at least two important factors that are different with the current downturn. First we have the China-India factor. Even though their growths have declined somewhat, China's GDP has decreased from double digits to approximately 8% which is still a number that any other country would be envious to have, they are still planning huge amounts of investment in infrastructure and transportation. China recently announced plans to pump almost $600-billion into their economy to support growth. It is because of these facts that I believe that once the initial "shock and fear factor" subsides metal prices will return based on a somewhat smaller but still fundamental demand for commodities from the emerging nations. Even with molybdenum's recent price drop to well below $20/lb, that price is still multiples higher from where moly languished for years at $3-$4/lb. This sudden moly price drop by the way is in large part due to a number of steelmakers having announced plans to cut production and having stopped buying new material.

Some experts argue that the sell-off is way overdone already. That is because that vast majority of the production cuts in the steel industry are for general steel. Moly goes into "specialized" steels that are mainly used in the energy industry, and there are indications that demand for those steels is holding up better than others. "If you read 99.9% of the reports, they paint moly with the general stainless [steel] brush," said one industry insider, who asked not to be named. "So that perception becomes reality, and it has just crashed the moly price." On the positive side, analysts believe the moly market could turn around quite quickly as production is curtailed and new mines are delayed.[1]

Markets and the mining industry will adjust to these new moderate metal price levels and although some projects will no longer be economically viable many will still be able to continue. Due diligence will be required to see who these may be.

Return of Capital

Another factor is that never before in living memory has so much money from governments around the world been directed at any previous economic crisis. In the making of the "new global economy" someone forgot about providing global management. There never appeared to be a need to do so since everything was running smoothly until now. The G20 group of advanced and emerging economies representing 90 percent of the world's economy will be meeting in Washington this November 15th to reshape world economic governance. What we are seeing for the first time is a concerted effort by governments around the world to manage and solve global economic problems together. This is not an easy task and they will stumble in the beginning but they will eventually get it right and the trillions of dollars which they continue to throw at the problem will in time work its way through the system easing credit and allowing capital to flow once again.

[1] **Peter Koven, National Post** Published: Tuesday, November 11, 2008

PBX

In light of the current market situations we are reducing expenditures to conserve cash at the same time continuing to look for opportunities to effectively move our projects forward. Our company is debt free and has over $2 million in the treasury, sufficient to remain operational for several years. The company remains strong and will be well positioned to aggressively move forward with a market turn.

The Copaquire – A Unique Project

The Copaquire project is very unique because of its enormous potential for being both a molybdenum and copper project in one property. We originally acquired the Copaquire property for its enormous copper potential but further exploration revealed that it had the potential of hosting a separate molybdenum deposit as well. It was certainly an unexpected bonus at the time as moly prices dramatically increased from $4/lb to over $40/lb in 2004. We took advantage of the diversity of the Copaquire and successfully developed a significant molybdenum resource.


Rio Tinto
Teck
Claim Boundary
Sulfato Copper Zone
Roof Pendant (Cap)
N-S Fault
Rio Tinto
Historic Sulfato Mine
Marta Area
Historic Marta Mine
Mo/Cu
Cerro Moly Deposit
New Copper Zone
Teck
Xstrata/Anglo American
1km

And now the copper

Having delineated Chile's only significant stand-alone moly deposit, we are now focused on developing the potentially huge encompassing copper porphyry. Because of the diverse nature of the project we can now leverage our moly asset to develop the Copaquire's copper potential.

We are identifying companies who may be interested in becoming a strategic partner to assist it in developing our Sulfato copper and "New copper" zones in exchange for an interest in the project with its moly resource.


Cerro Moly
Molydenum-Copper Deposit
Teck Cominco
Xstrata/Anglo Am.
Collahuasi Mine (Rosario Pit)
Rio Tinto
PBX
Xstrata/Anglo American
Teck Cominco
Quebrada Blanca Mine
Collahuasi Mine (Ujina Pit)
15 km

The potential partner may be a company that already has production facilities in the immediate area and sees potential in our moly and copper for enhancing value to their own current mining operations, or perhaps a company with land holdings in the immediate area that sees potential synergies in developing a much larger project. These are only some of the opportunities we will be pursuing to move our project forward.

Resource Estimate Upgrade

In order to provide a greater degree of flexibility in our future strategies it was necessary to change the terms of reference for the upcoming "Copaquire resource estimate upgrade report". As the report will be a critical document in possible future negotiations it is necessary for it to provide a far more detailed analysis and understanding of the geology and mineralization of the Copaquire deposit than had originally been planned.

In this regard the company has acquired the services of Gino Zandonai and Associates, a leading consulting mining engineering firm based in Santiago Chile. Mr. Zandonai is a mining engineer with more than twenty years experience in international mining consulting in more than 45 countries. He has a thorough understanding of mining economics coupled with advance geological modeling and strategic mine planning. Mr. Zandonai will be working with Mr. Pablo Uribe Campos an international geological consultant on project appraisal, alteration modeling, target definition and geo-metallurgy characterization and has consulted for major mining and exploration companies in Chile, Argentina, Peru, Brazil, Mexico and Arab Republic of Yemen.

In the end they will produce the most exhaustive and comprehensive report ever completed on the Copaquire project. This report and the accompanying project database will be available for review and analysis to all future potential partners.

The report is scheduled to be completed and delivered to management by year end. The delivery date of the report was extended to give more time for the consultants to go back and review the data. Subsequently 15,000 meters of drill core were relogged and the new data was entered into the company's extensive drill database. Even though this process required more time and resulted in delays in the initial projected delivery date, the extra time and effort taken now will significantly advance project development.

The Copaquire project with Chile's only stand-alone moly deposit, still to be developed copper potential, and a very advantageous location in Chile offers enormous opportunities with which we intend to take full advantage. Because of the current economic uncertainties we may not see immediate results of our efforts but we will be well positioned and ready, not if but when the markets return.

George Sookochoff, President & CEO
International PBX Ventures Ltd.


View of Copaquire property looking south
New Copper Zone
Cerro Moly Deposit
Sulfato South Copper Zone
Sulfato North Copper Zone

International PBX Ventures Ltd. #209-475 Howe St., Vancouver, B.C., V6C 2B3
Email: corpdev@internationalpbx.com Web: www.internationalpbx.com

International PBX Ventures Ltd.
TSX-V: PBX

NEWS RELEASE

November 12, 2008

Company Update

(Vancouver) –International PBX Ventures Ltd. (TSX.V - PBX) wishes to provide an update on the affairs of the company.

In light of the current market conditions the company is reducing expenditures to conserve cash at the same time continuing to look for opportunities to effectively move our projects forward. The company is debt free and has over $2 million in the treasury, sufficient to remain operational for several years. The company remains strong and will be well positioned to aggressively move forward with a market turn.

Investors are invited to visit the company website at www.internationalpbx.com where a "President's Letter to the Shareholders " is available for viewing providing further information on the company's current status and strategy for future growth.

About PBX
International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile. PBX's shares trade on the Toronto Stock Exchange under the symbol PBX.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

FILE NO.
82-2635

NEWS RELEASE

September 15, 2008

INTERNATIONAL PBX GRANTS OPTIONS

International PBX Ventures Ltd. has granted to directors, officers and consultants subject to regulatory approval, options to purchase 2,550,000 common shares of the company at a price of $0.25 for a period of three years.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

Verna Wilson

From: International PBX Ventures Ltd. [news@internationalpbx.com]
Sent: Thursday, August 07, 2008 7:33 AM
To: Verna Wilson
Subject: Final Option Payment Made on Copaquire Property

PBX International PBX Ventures

August 07, 2008 **Trading Symb**

PBX Makes Final Option Payment on its Copaquire Copper Moly Property, Chile

International PBX Ventures Ltd. is pleased to announce that it has made a final payment of $750,000 on its option 100% interest in the Copaquire property in northern Chile. The option agreement was signed on January 16, 2004 amount paid was $2,100,000. The vendor retains a 2% NSR subject to a buy out by PBX for US$2,000,000 or alte US$1,000,000 per percentage point.

To date the company has spent a total of $8,000,000,000 on exploration and has drilled a total of 29,600 meters.

On October of 2007 the company released an interim 43-101 compliant molybdenum resource estimate containinc Mineral Resource of 183.2 million tonnes grading 0.046% Mo and 0.107% Cu, containing 185.4 million pounds of r 431.3 million pounds of copper, and an additional Inferred Mineral Resource of 212.8 million tonnes grading 0.041 Cu, containing 191.9 million pounds of molybdenum and 454 million pounds of copper. A cutoff grade of 0.02%Mo metallurgical testing has shown molybdenum recoveries to be in the range of 85-95%.

Molybdenum and copper prices has remained firm in the past year with molybdenum currently at $33/lb and coppe

PBX continued drilling the Copaquire until March of 2008 focusing on expanding the molybdenum resource as wel large amount of resource material from the inferred to indicated category.

A resource estimate upgrade is expected to be released in early September 2008. PBX has also engaged the serv International (Chile) S.A. to deliver a Preliminary Economic Assessment (Scoping Study) to National Instrument 4: on the Copaquire molybdenum copper porphyry deposit. The PEA will provide important information as to the futu the molybdenum deposit such as:

- Pit and waste dump design.
- Preliminary site layout for facilities and tailings dam.
- Production Schedule
- Order of Magnitude (OOM) capital and operating cost estimates.
- Financial analysis based on cost estimates and key project indicators.

With a final resource estimate and a PEA on the Molybdenum deposit scheduled for completion in September 200 now focusing on the development of a copper resource in the Sulfato and Marta copper zones which surround the deposit.

Tabaco Property
PBX will not exercise its option to purchase the concessions Anisillo 1-10, Primavera 1-51, Conquista 1-20 and Ag concessions were the only ones under option and account for only 5% of the total PBX Tabaco land package of wl owns 100%. PBX continues exploration on the Tabaco property and is in the process of acquiring additional land i

area.

This press release uses the terms "indicated" and "inferred" resources. Inferred resources are considered too spec geologically to have economic considerations applied to them that would enable them to be categorized as minera

We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Se Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all o in these categories would ever be converted to reserves.

This news release has been reviewed by G. Medford, a qualified person under NI43-101, and director of the comp

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff , President & CEO

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.
The company relies on "forward- looking" statement litigation protection.

#209 - 475 Howe St., Vancouver, B.C. V6C 2B3
Ph: 604-681-7748 Toll Free: 1-877-681-1154
E: info@internationalpbx.com W: http://www.internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE (TSX-V): PBX

July 11, 2008

Tierra de Oro Project Update

(Vancouver) – International PBX Ventures Ltd. (TSX.V - PBX) announced today the results of the Tierra de Oro drill program.

The 7,000 metre shallow reconnaissance reverse circulation drill program tested a series of criss-crossing major structural gold-mineralized shears as evidenced by extensive artisanal pits and surface sampling.

The drill results were inconclusive in that they failed to corroborate the gold values obtained by surface sampling programmes. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

The Chanchero area continues to be of interest in that the shallow drilling carried out to date did not test the potential of the porphyry. The drilling did not test beneath the leached zone to cut the large 3D IP anomaly identified in the 2007 3D IP survey. Gold and base metal mineralization which is zoned peripheral to the porphyry is suggestive that this system may be mineralized.

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile. PBX's flagship property is the Copaquire Molydenum-Copper deposit located in northern Chile adjacent to Teck Cominco's Quebrada Blanca property. PBX's shares trade on the TSX Venture Exchange under the symbol PBX.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

PBX International PBX Ventures Ltd.

TSX-V:PBX

July 11, 2008

Trading Symbol: TSX.V-PBX


Chanchero Zone
3D IP Anomaly
Enlarge
2D IP Survey
Soil Geochem Survey - Copper

Tierra de Oro Project Update

(Vancouver) – International PBX Ventures Ltd. (TSX.V - PBX) announced today the results of the Tierra de Oro drill program.

The 7,000 metre shallow reconnaissance reverse circulation drill program tested a series of criss-crossing major structural gold-mineralized shears as evidenced by extensive artisanal pits and surface sampling.

The drill results were inconclusive in that they failed to corroborate the gold values obtained by surface sampling programmes. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

The Chanchero area continues to be of interest in that the shallow drilling carried out to date did not test the potential of the porphyry. The drilling did not test beneath the leached zone to cut the large 3D IP anomaly identified in the 2007 3D IP survey. Gold and base metal mineralization which is zoned peripheral to the porphyry is suggestive that this system may be mineralized.

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile. PBX's flagship property is the Copaquire Molydenum-Copper deposit located in northern Chile adjacent to Teck Cominco's Quebrada Blanca property. PBX's shares trade on the TSX Venture Exchange under the symbol PBX.

This news release has been reviewed by G. Medford, a qualified person under NI43-101, and director of the company.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

#209 - 475 Howe St., Vancouver, B.C. V6C 2B3
Ph: 604-681-7748 Toll Free: 1-877-681-1154
E: info@internationalpbx.com W: http://www.internationalpbx.com

----

International PBX Ventures Ltd.
TSX-V: PBX

SEC Mail Processing
Section

MAY 06 2009

Washington, DC
110

FILE NO.
82-2635

NEWS RELEASE July 8, 2008

George Sookochoff Appointed President and CEO

(Vancouver) – International PBX Ventures Ltd. (TSX.V - PBX) announced today that effective July 4, 2008 Mr. George Sookochoff has been appointed President and Chief Executive Officer (CEO).

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile. PBX's shares trade on the TSX Venture Exchange under the symbol PBX.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

RECEIVED
2009 MAY 19 A 2:15

Verna Wilson, Director

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE (TSX-V): PBX JUNE 30, 2008

Mail Processing Section

MAY 06 2009

Washington, DC 110

Annual and Special Meeting, 2008

The company is pleased to report that the proposed slate of directors, consisting of Len DeMelt, Gary Medford, George Sookochoff, Michael Waskett-Meyers and Verna Wilson, was voted in.

All other items were approved with the exception of the proposal to split the company, namely item 9 : "To consider, and if thought fit, to approve an ordinary resolution that the properties currently held by the Company, or any of its subsidiaries, be used to create one or more new public companies."

The company continues to focus on the completion of its Chilean Copaquire Property Molybdenum- Copper resource update which is expected in August and the scoping study to follow.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Len De Melt, Director

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd.
TSX-V: PBX

NEWS RELEASE June 25, 2008

Tabaco Project Update

(Vancouver) – George Sookochoff, CEO of International PBX Ventures Ltd. (TSX.V - PBX) announced today the completion of a short drill program on its Tabaco copper property in Chile.

Drill hole 84-08 was completed to a depth of 497 metres. The drill hole tested one of three 3D induced polarization (IP) chargeability anomalies located on the property. Preliminary observations show the hole encounterd manto-style secondary copper mineralization. However porphyry copper mineralization was not encountered in this hole and the geophysical anomaly is believed to be caused by lithological variation in the host volcanic package. Drill samples have been sent to ALS Laboratories in La Serena, Chile for analysis.

Observations of the drill core indicate mineralized intercepts were encountered within the metasediments in the upper part of the hole. From 61.0 to 65.0 meters and from 81.0 to 107.0 meters disseminated chalcopyrite was observed whilst from 129.0 to 215.6 meters occasional small zones of covellite coating pyrite were noted.

PBX has added 3,800 hectares to its original 2,500 hectare Tabaco land package. "The property contains more IP anomalies which we will drill at a future date." said Mr. Sookochoff. "Like Teck Cominco we strongly believe that the area contains more Relincho type copper porphyry deposits in the area. We will continue to strategically increase our land holdings in the area to enhance our prospects for a large porphyry discovery."

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile. PBX's shares trade on the Toronto Stock Exchange under the symbol PBX.

This news release has been reviewed by G. Medford, a qualified person under NI43-101, and president and director of the company.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com